Exhibit 21

Subsidiaries of EVCI Career Colleges Holding Corp.

Name	Jurisdiction of Incorporation
Interboro Institute, Inc.	New York
Interboro Holding, Inc.	Delaware
Pennsylvania School of Business, Inc.	Pennsylvania
Technical Career Institutes, Inc.	New York